METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
December 6, 2006
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Angela J. Halac, Staff Accountant (AD-9)
Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Heritage Organization, Inc. (Commission File No. 000-21951);
Form 10-KSB for Fiscal Year Ended May 31, 2005
Filed September 6, 2005
Form 10-QSB for Fiscal Quarter Ended August 31, 2005
Filed October 19, 2005
Ladies and Gentlemen:
     On behalf of The Heritage Organization, Inc., a Colorado corporation (“Heritage”) this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of Heritage in response to a letter of comments of the Staff of the Securities and Exchange Commission dated February 7, 2006, all of which required subsequent filings which have been made; this letter is provided as a summary of the completed items. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

cc:	Vickie A. Walker
The Heritage Organization, Inc.
P.O. Box 910
Addison, TX 75001

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated February 7, 2006, with respect to
Form 10-KSB for the Fiscal Year Ended May 31, 2005
filed September 6, 2005
Form 10-QSB for Fiscal Quarter Ended August 31, 2005
filed October 19, 2005
The Heritage Organization, Inc. Commission File No. 000-21951
     The following information is intended to provide a summary or response to the comments of the Staff of the Securities and Exchange Commission rendered by letter dated February 7, 2006, with respect to certain filings of The Heritage Organization, Inc., for all of which a response has been made by the appropriate filings. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text in the applicable form and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, The Heritage Organization, Inc. is referred to as the “Registrant” or the “Issuer” or the “Company” or “Heritage.”
     Comment/Observation No. 1. Form 10-KSB for the year ended May 31, 2005;
     Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(A) of the Exchange Act; Biographical Information. “We noted that there has been a criminal indictment by federal grand jury in Dallas against Mr. Kornman. Please provide the required disclosures surrounding the legal proceedings in accordance with Item 4.01(d) of Regulation S-B.”
     Response to Comment/Observation No.1. The criminal indictment was filed November 16, 2005, long after the due date for the filing of the Form 10-KSB for the fiscal year ended May 31, 2005. Registrant included as Item 8.01 “Other Events” matters relating to the Kornman indictment and a related civil case in its Current Report on Form 8-K filed May 16, 2006 which was amended by Current Report on Form 8-K/A filed July 10, 2006. In addition, these matters were also addressed in Registrants’ Form 10-KSB for the fiscal year ended May 31, 2006, filed August 29, 2006 under Item 9 thereof on pages 23-24.
     Comment/Observation No. 2. We noted that you have not filed your Form 10-QSB for the quarterly period ended November 30, 2005; therefor your status is deemed delinquent. Please refer to the guidance of Item 3.10(b) of Regulation S-B and file your quarterly report accordingly.
     Response to Comment/Observation No. 2. The Registrant’s Form 10-QSB for the quarterly period ended November 30, 2005 was filed through EDGAR on August 21, 2006. On the same date the Registrant’s Form 10-QSB for the quarter ended February 28, 2006 was also filed. The Registrant is now current in its filings.
Schedule 1 — Page 1

THE HERITAGE ORGANIZATION, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of The Heritage Organization, Inc., a Colorado corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated February 7, 2006, does hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 6th day of December, 2006.

THE HERITAGE ORGANIZATION, INC.
By:	/s/ Vickie A. Walker
Vickie A. Walker, President, Secretary-
Treasurer and Director (Principal Executive Officer and Chief Financial and Accounting Officer)

Acknowledgement